UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 10)

ONYX PHARMACEUTICALS, INC.

(Name of Subject Company)

ARENA ACQUISITION COMPANY

(Offeror)

AMGEN INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

683399109

(Cusip Number of Class of Securities)

David J. Scott, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Francis J. Aquila, Esq.

Matthew G. Hurd, Esq.

Sarah P. Payne, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,706,491,500	$1,460,365

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Onyx Pharmaceuticals, Inc. (“Onyx”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $125.00, the tender offer price, by (b) the sum of (i) 73,430,031, the number of issued and outstanding shares of Onyx common stock, (ii) 5,515,461, the number of shares of Onyx common stock subject to issuance pursuant to options to purchase shares of Onyx common stock, (iii) 757,680, the number of shares of Onyx common stock subject to issuance pursuant to Onyx restricted stock units, performance stock units and all other rights of any kind, contingent or accrued, to receive Shares or benefits measured by the value of a number of Shares and awards of any kind consisting of Shares granted and outstanding under Onyx’s 2005 Equity Incentive Plan, as amended, 1996 Equity Incentive Plan and 1996 Non-Employee Director Stock Option Plan, (iv) 11,383, the number of shares of Onyx common stock reserved for the issuance of purchase rights pursuant to the Onyx’s 1996 Employee Stock Purchase Plan, as amended, and (v) 5,937,377, the number of shares of Onyx common stock issuable upon conversion of the Company’s 4.00% Convertible Senior Notes due 2016 (including the effect of any make-whole provision and assuming conversions are settled in full in shares of Onyx common stock), assuming the effectiveness thereof occurred on the Expiration Date, regardless of the conversion or exercise price or other terms and conditions thereof. The foregoing share figures have been provided by the issuer to the offerors and are as of August 23, 2013, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.00013640.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,460,365	Filing Party: Amgen Inc. and Arena Acquisition Company
Form or Registration No.: Schedule TO.	Date Filed: September 3, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 10 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Amgen Inc., a Delaware corporation (“Amgen”), and Arena Acquisition Company (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Amgen, with the Securities and Exchange Commission on September 3, 2013 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock, par value $0.001 per share (the “Shares”), of Onyx Pharmaceuticals, Inc., a Delaware corporation (“Onyx”), that are issued and outstanding at a price of $125.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1–11 as reflected below.

Items 1–11.

Items 1–11 of the Schedule TO are hereby amended and supplemented as follows:

At 12:00 midnight, New York City time, on October 1, 2013 (one minute after 11:59 p.m., New York City time, on September 30, 2013), the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Date, a total of 57,698,132 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 78.5% of the currently outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 7,223,328 additional Shares, representing approximately 9.8% of the currently outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Amgen and Purchaser intend to complete the acquisition of Onyx through the Merger as promptly as practicable without a meeting of stockholders of Onyx in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights” of the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Amgen, Onyx or any of their respective wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Following the Merger, all Shares will be delisted and will cease to trade on the NASDAQ.

On October 1, 2013, Amgen issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(vi)	Press Release issued by Amgen dated October 1, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2013

AMGEN INC.

By:	/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President, General Counsel and Secretary

ARENA ACQUISITION COMPANY

By:	/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated September 3, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in the New York Times on September 3, 2013.*

(a)(5)(i)	Joint Press Release issued by Amgen and Onyx dated August 25, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(a)(5)(ii)	Slide Presentation, dated August 26, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(a)(5)(iii)	Transcript of Investor Conference held by Amgen on August 26, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(a)(5)(iv)	Joint Press Release issued by Amgen and Onyx dated September 18, 2013.*

(a)(5)(v)	Questions and Answers for Employees of Onyx Pharmaceuticals, Inc.*

(a)(5)(vi)	Press Release issued by Amgen dated October 1, 2013.

(b)(1)	Master Repurchase Agreement, dated August 24, 2013, by and between Amgen Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(b)(2)	Commitment Letter, dated August 24, 2013, between Amgen Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(b)(3)	Term Loan Facility Credit Agreement, dated as of September 20, 2013, among Amgen Inc., the Banks therein named, Bank of America, N.A., as Administrative Agent, and Barclays Bank PLC and JPMorgan Chase Bank, N.A., as Syndication Agents (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on September 20, 2013).

(d)(1)	Agreement and Plan of Merger, dated August 24, 2013, by and among Amgen, Purchaser and Onyx (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(d)(2)	Confidentiality Agreement, dated July 12, 2013, between Amgen and Onyx.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.